November 3,2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:             David Link, Esq
Cathy Baker, Esq
Blaise Rhodes

Re:         Midas Medici Group Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on September 30, 2009
File No. 333-161522

Ladies and Gentlemen:

On behalf of our client, Midas Medici Group Holdings, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 26, 2009 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 2, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 2.

SRFF
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www.srff.com

Unaudited Pro Forma, Condensed Consolidated Financial Data, page 20

1. We have reviewed your response to our prior comment 12, noting you have accounted for the transaction as a business combination based on several factors. Please provide us with you analysis of the following:

•
We note that in May 2009 Mondo Management Corp was purchased by Midas Medici Holdings. It appears that two major shareholders of Midas Medici Holdings are also the managing principals of the major shareholders of Utilipoint. Please provide a detailed discussion of the purpose of acquiring Mondo Management Corp., a shell company, approximately three months prior (i.e. May 2009) to the merger transaction between Midas Medici Holdings and Utilipoint in August 2009.

•
Even though Midas Medici is the entity that issued equity to Utilipoint shareholders, it appears that the Utilipoint shareholders obtained approximately 61% of the outstanding shares of the combined entity. Please provide a detailed discussion of how this was considered in your analysis of the transaction, specifically the determination of the accounting acquirer.

•
Please clarify how you determined that Midas Medici retained the largest portion of voting rights of the combined entity when the Utilipoint shareholders obtained approximately 61 % o of outstanding common stock as a result of the merger transaction.

•
Please clarify how you determined Midas Medici has the ability to elect, appoint or remove a majority of the members of the board of directors when the Utilipoint shareholders obtained approximately 61% of the outstanding common stock as a result of the merger transaction. In addition, it appears that several members of the board of directors of Midas Medici were also members of the board of directors of Utilipoint.

•	Please clarify how you determined the senior management of Midas Medici dominates the management of Utilipoint considering the Chief Executive Officer of both companies is the same.
Considering the comments above, please provide a detailed discussion of how these items impact your conclusion that Midas Medici is not the acquiree for accounting purposes and Utilipoint is not the accounting acquirer.

Response:

•
The major shareholders of Midas Medici Group Holdings (“MMGH” or the “Company”) formed MMGH in their individual capacities in order to access capital in the public markets to pursue a strategy of acquiring and managing operating businesses. Given the recent economic market dislocations that began in 2008, the founders intended to pursue opportunities across a wide variety of industries. In May 2009, Mondo Management Corp was purchased by MMGH as the first step in implementing its business strategy. After the acquisition of Mondo and as part of the evaluation and refinement of the business strategy, given the proliferation of stimulus spending driven by increased federal spending in the energy sector and the background of the founders of MMGH, the Company decided to focus on the Smart Grid and Clean Energy space. As a result, MMGH identified UtiliPoint as a good fit in pursuing this strategy due to the broad industry expertise and the knowledge of the details of the Utilipoint business by the management of MMGH.  MMGH began discussions with UtiliPoint shareholders in July 2009.  The discussions resulted in an expedited transaction due to the reduction of normal diligence time considerations and resulted in the closing of the acquisition of Utilipoint in August 2009 to become the first MMGH acquisition and a step in the execution of the MMGH business plan.

•
Utilipoint shareholders received 58.4% (1,348,516 of 2,310,516) of the common shares issued and outstanding of MMGH. However 25% (12.5% for Johnson Kachidza and 12.5% for Nana Baffour) of the 58.4% were directly or indirectly owned by shareholders who were also owners of MMGH.

Table 1.  MMGH Ownership Distribution

Shareholder	Before Utilipoint Acquisition		After Utilipoint Acquisition
	No. of Shares	% Ownership	No. of Shares	% Ownership

Nana Baffour	326,531	33.9%	615,281	26.6%
Johnson Kachidza	326,531	33.9%	615,281	26.6%
Other MMGH Shareholders	308,938	32.2%	308,938	13.4%
Utilipoint Shareholders	-	0.00%	771,015	33.4%
Total	962,000	100%	2,310,516	100%

When we evaluated the transaction for the purposes of determining the accounting acquirer, we determined that non MMGH Utilipoint shareholders received 33.4% of the common shares resulting in MMGH shareholders retaining the largest portion of voting rights in the combined entity and therefore was deemed to be the accounting acquirer.

Additionally, its was agreed in the negotiations between MMGH and Utilipoint that MMGH was the driver and architect of the future strategy and therefore needed to maintain control in order to create shareholder value. As part of the deal, MMGH paid a control premium to Utilipoint shareholders as evidenced by the significant goodwill created in the transaction.

•
As consideration for the acquisition, Utilipoint shareholders received 58.4% of the outstanding shares of MMGH. However, 25% of these shares were directly or indirectly owned by shareholders of MMGH and therefore the other Utilipoint shareholders received 33.4% of MMGH stock post the acquisition of Utilipoint. Thus, MMGH shareholders retained 66.6% of the MMGH shares post the Utilipoint acquisition thereby retaining the largest portion of voting rights of the combined entity.

•
As specified above, because the MMGH shareholders retained 66.6% of the stock and therefore voting rights of the combined entity, they possess the power to elect, appoint or remove a majority of the members of the board of directors of MMGH. Nana Baffour and Johnson Kachidza are the only MMGH board members that were members of Utilipoint’s five (5) member Board of Directors.

•
As part of the acquisition, Utilipoint’s former Chief Executive Officer transitioned out and two officers retained their positions reporting to Nana Baffour, the Chief Executive Officer of MMGH. We determined that the senior management of Midas Medici dominates the management of Utilipoint because the strategic direction of Utilipoint after the acquisition was to be determined by the senior management of Midas Medici and the Chief Executive Officer of MMGH became the Chief Executive Officer of Utilipoint as part of the closing of the acquisition to help ensure that Utilipoint would operate in accordance with MMGH’s strategies.

Our evaluation based on the above – MMGH retained the largest portion of voting rights, MMGH has the ability to elect, appoint or remove a majority of the members of the board, and MMGH senior management dominates Utilipoint, led us to the conclusion that clearly Utilipoint was being acquired by MMGH.

Business, page 33

2. Please revise this section to address in greater detail the transaction with The Intelligent Project and the related agreements between Utilipoint and The Intelligent Project.

Response:

The Company has revised to provide greater detail of the transaction with the Intelligent Project. Please see page 40 of the Registration Statement.

Certain Relationships…, Page 55

3. We note your response to comment 22 of our letter dated September 24 2009 and we reissue the comment in part. It appears from your response that the last full paragraph on page 55 should state that the Management Agreement was terminated upon the completion of the acquisition of Utilipoint, rather than that "After this offering, the management agreement will be terminated." Please revise or advise.

Response:

The Company has revised the disclosure on page 57 to provide that the Management Agreement was terminated upon completion of the acquisition of Utilipoint.

4. Please revise to indicate the amount and percentage of shareholdings Nana Baffour and Johnson Kachidza hold in Knox Lawrence International LLC, KLI IP Holding, Inc. and UTP International LLC.

Response:

The Company has revised to indicate the amount and percentage of shareholdings that Nana Baffour and Johnson Kachidza hold in Knox Lawrence International LLC, KLI IP Holdings, Inc. and UTP International LLC. Please see page 57 of the Registration Statement.

5. Please revise your description of the Utilipoint - IP agreements to describe the material terms of the agreements. For example, please indicate the amount of Utilipoint stock options KLI IP Holding Inc. will receive along with the material terms of the options.

Response:

The Company has revised the description of the Utilipont IP agreements to include the material terms of the agreements. Please see page 57 of the Registration Statement.

Financial Statements
General

6. Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a currently dated consent from the independent accountants in any amendment.

Response:

The Company notes the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and has provided a currently dated consent from its independent accountants.

Utilipoint International, Inc.
Unaudited Financial Statements for the Three and Six Months Ended June 30, 2009
Condensed Consolidated Statements of Operations (Unaudited) Page F-38

7. It appears that your statements of operations for the three months ended June 30, 2009 has been revised and that these revisions have no impact on the balances disclosed for the six months ended June 30, 2009. Please provide a detailed discussion surrounding the nature of the revisions and management's analysis of whether these revisions constituted a correction of an error(s). Please refer to the guidance in FASB ASC 250.

Response:

The revision of the statement of operations for the three months ended June 30, 2009, was to correct an error identified during our preparation of our amended registration statement.  The figures presented on page F-38 of the registration statement filed on August 24, 2009 were for three months ended March 31, 2009 as opposed to three months ended June 30, 2009.

Management deems the revision to constitute a correction of error as per FASB ASC 250 for the following reasons:  1) The error was an error in presentation at the time the financial statements were prepared 2) The revision had no impact on the balances disclosed for the six months ended June 30, 2009 and 3) The revision had no impact on periods prior to the three months ended June 30, 2009. As such, management has determined it has a material weakness in its internal control over financial reporting.

Exhibits

8.     We note the Agreement to be bound to the Limited Liability Agreement of The Intelligent Project LLC dated as of July 1, 2009, attached as Exhibit 10.6. Please file the Limited Liability Agreement as an exhibit.

Response:

The Company has attached the Limited Liability Agreement as Exhibit 10.7.

9. It appears that the lease for offices in Houston filed as Exhibit 10.19 expired on September 30, 2009.  It also appears that the lease for offices in Oklahoma filed as Exhibit 10.18 expired on September 30, 2009. Please advise.

Response:

The Company has included the Fourth Amendment to the lease for its offices in Tulsa, Oklahoma which amends the lease term to provide for renewal on a month to month basis effective October 1, 2009. Please see Exhibit 10.19. The Company has entered into a new lease for offices in Houston, Texas which lease term expires on October 31, 2010. Please see Exhibit 10.20.

Mondo Acquisition I, Inc. Form 10-K/A for the Fiscal Year Ended December 31, 2008
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 6

10. We reviewed your response to our prior comment 35, noting it does not appear to address our comment in its entirety. It appears that you have revised your disclosure to state that disclosure controls and procedures can provide only reasonable assurance that the objectives of your disclosure controls and procedures are met. Based on this qualification, please confirm in future filings, including any amendments to this Form 10-K, that you will revise your disclosure to clearly state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level or remove the reference to reasonable assurance from the entire disclosure.

Response:

The Company notes your comment and will delete in future filings the reference to reasonable assurance from Item 9A.

Midas Medici Group Holdings, Inc. Form 10-Q for the .Six Months Ended June 30, 2009
Item 4T. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures, page 5

11. It appears that you have revised your disclosure to state that disclosure controls' and procedures can provide only reasonable assurance that the objectives of the disclosure controls and procedures are met. Based on this qualification, please confirm in future filings, including any amendments to this Form 10-Q, that you will revise your disclosure to clearly state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable level or remove the reference to reasonable assurance from the entire disclosure.

Response:

The Company notes your comment and will delete in future filings the reference to reasonable assurance from Item 4T.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours

 Marcelle S. Balcombe